July 19, 2019

Sandip Rana
Chief Financial Officer
Franco-Nevada Corporation
199 Bay Street, Suite 2000
P.O. Box 285, Commerce Court Postal Station
Toronto, Ontario M5L 1G9
Canada

       Re: Franco-Nevada Corporation
           Form 40-F for the Fiscal Year Ended December 31, 2018
           Filed March 27, 2019
           File No. 001-35286

Dear Mr. Rana:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2018

Exhibit 99.2 Management's Discussion and Analysis
Internal Control Over Financial Reporting and Disclsoure Controls and Procedures, page 32

1. Please disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2018 or tell us where you have provided this required disclosure. Refer to Item B(6)(b) of Form 40-F.
 Sandip Rana
Franco-Nevada Corporation
July 19, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
2650 with any questions.



                                                          Sincerely,
FirstName LastNameSandip Rana
                                                          Division of
Corporation Finance
Comapany NameFranco-Nevada Corporation
                                                          Office of Beverages,
Apparel and
July 19, 2019 Page 2                                      Mining
FirstName LastName